UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

MICROS SYSTEMS, INC.

(Name of Subject Company)

MICROS SYSTEMS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.025 per share

(Title of Class of Securities)

594901100

(CUSIP Number of Class of Securities)

Peter A. Altabef

President and Chief Executive Officer

MICROS Systems, Inc.

7031 Columbia Gateway Drive

Columbia, Maryland 21046-2289

(443) 285-6000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard B. Aldridge

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-4829

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2014 and subsequently amended by Amendment No. 1 filed with the SEC on July 7, 2014, Amendment No. 2 filed with the SEC on July 14, 2014, Amendment No. 3 filed with the SEC on July 17, 2014, Amendment No. 4 filed with the SEC on July 23, 2014, Amendment No. 5 filed with the SEC on July 29, 2014 and Amendment No. 6 filed with the SEC on August 13, 2014 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by MICROS Systems, Inc., a Maryland corporation (the “Company”). The Statement relates to the cash tender offer by Rocket Acquisition Corporation, a Maryland corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.025 per share at a purchase price of $68.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on July 3, 2014, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 3, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following to the end of subsection entitled “Antitrust Compliance” to read as follows:

“On August 29, 2014, the European Commission unconditionally cleared the Offer and the Merger pursuant to the EC Merger Regulation following a Phase I investigation. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be conditioned upon the other conditions described in Section 15 — “Conditions of the Offer” of the Offer to Purchase.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

(a)(5)(x)	Press Release issued by Oracle on August 29, 2014, announcing the receipt of European Commission antitrust clearance (incorporated herein by reference to Exhibit (a)(5)(M) to Amendment No. 6 to the Schedule TO filed by Oracle Corporation with the SEC on August 29, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROS Systems, Inc.

By:	/s/ Peter A. Altabef
Name:	Peter A. Altabef
Title:	President, Chief Executive Officer
Date:	August 29, 2014